August 25, 2009

Jennifer Gallagher
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms Gallagher:

Re:	Basis for unit of production and depletion of resources

Further to our telephone conversation on August 21, 2009, the following is a brief description of the approach used by Rockwell Diamonds Inc.

No guidelines have been established for mineral reserves in alluvial diamond deposits because diamond distribution in the deposit is not uniformly distributed. In addition, the size and quality of the diamonds (and hence the value) may vary.

Diamond resources are established by drilling on a regular pattern across an area to assess the volume of gravel units and taking several bulk samples that are processed to assess the number of diamonds, ie estimate the grade over the volume of gravel drilled. Detailed assessments of the distribution of the size and quality of diamonds are also done.

Trial mining (and processing) commonly occurs after drilling to increase the comfort that the gravel unit is adequately diamondiferous to support the cost of extraction and processing.

Once mining is underway, the information from processing each year is used to inform the resource estimate, and the grade (and value per carat received) is adjusted to reflect the actual results.

All four of Rockwell’s principal properties (Holpan/Klipdam and Saxendrift which are currently in production, and Wouterspan (in production last year, currently on care and maintenance) and Niewejaarskraal (planned for development as funds are available) had detailed resource assessments completed at its recent year end (February 28, 2009) which took into consideration archived data from previous drilling programs, new drilling and sampling if done, results from processing over the past year where applicable as well as depletion from mining. This work was completed by the Company’s Resources Manager and reviewed by an independent expert (both are qualified persons as defined under Canadian Securities legislation).

The details of the estimates of the mineral resources are included in Technical Reports that were filed with the year end materials in Canada, the Company’s home jurisdiction, on www.sedar.com.

Please contact me if you have any further questions,

Yours truly,
ROCKWELL DIAMONDS INC.

/s/ Desmond Morgan

Desmond Morgan, CA
Chief Financial Officer

Level 0, Wilds View, Isle of Houghton, Cnr. Carse O' Gowrie & Boundary Rd, Houghton Estate, Johannesburg 2198
PO Box 3011 Houghton, South Africa, 2041 Tel: 27 (11) 481-7200; Fax: 27 (11) 481-7235	www. rockwelldiamonds.com
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